SCOUT ACQUISITION, INC.
c/o Sands Brother Venture Capital LLC
90 Park Avenue, 31st Floor
New York, NY 10016

August 28, 2008

William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Scout Acquisition, Inc. (the “Company”)
Form 10-KSB/A for the Year Ended December 31, 2007
File No. 0-52087

Dear Mr. Thompson:

This letter is in response to the comments contained in the Staff’s letter to Scott Baily, dated August 15, 2008 concerning the above-referenced Form 10-KSB/A (the “Report”). We have made the requested changes in the revised Report filed concurrently with this letter.

As requested, the Company, herby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212)869-7000 or by fax at (212)997-4242.

Sincerely,

Scout Acquisition, Inc.

By:	/s/ Scott Baily
Scott Baily President